April 17, 2020

Robert Brown
Chief Executive Officer
Brickell Biotech, Inc.
5777 Central Avenue
Suite 102
Boulder, CO 80301

       Re: Brickell Biotech, Inc.
           Registration Statement on Form S-1
           Filed April 3, 2020
           File No. 333-237568

Dear Mr. Brown:

       We have limited our review of your registration statement to those issues we have addressed in our comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Registration Statement on Form S-1

General

1. Please revise the prospectus coverpage to identify Lincoln Park Capital Fund, LLC as an underwriter. For guidance, refer to Question 139.13 of the Securities
Act
       Sections Compliance and Disclosure Interpretations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Robert Brown
Brickell Biotech, Inc.
April 17, 2020
Page 2



       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Christopher Edwards at (202) 551-6761 or Joe McCann at
(202) 551-
6262 with any questions.



FirstName LastNameRobert Brown                             Sincerely,
Comapany NameBrickell Biotech, Inc.
                                                           Division of
Corporation Finance
April 17, 2020 Page 2                                      Office of Life
Sciences
FirstName LastName